September 6, 2011

Via EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:          Geokinetics Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed April 1, 2011

File No. 001-33460

Dear Ms. Blye:

Geokinetics Inc. (the “Company”) hereby submits the following responses to your letter dated August 22, 2011 (the “Comment Letter”), containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface.  In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  We respectfully request that the Staff provide its further comments at its earliest convenience.

General

1.                                      Please update us on your contacts with Iran and Syria since your letter to us of January 19, 2006.  As you know, these countries are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls.  We note from your 10-K that in February 2010 you acquired the onshore seismic acquisition and multi-client library business of Petroleum Geo-Services.  We note from the website of Petroleum Geo-Services that it acquired and interpreted data from areas that included parts of Syria.  We also note from an April 2011 news company profile that your major customers include Petrobras, Eni S.p.A, BP and Sonangol, companies reported to conduct business in Iran, Syria and/or Cuba.  Tell us whether any of these customers are the large customers discussed on page 11.

Cuba is also identified by the State Department as a state sponsor of terrorism, and is subject to U.S. asset and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Cuba, whether through affiliates, subsidiaries, or other direct or indirect arrangements.  Your response should describe any services or products you have provided to Iran, Syria and Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries, or entities controlled by their governments.

Response:                                        Petrobras, Eni S.p.A, BP and Sonangol were among the large customers referred to on page 11 of the Company’s Form 10-K for the year ended December 31, 2010.

The Company has not provided any services or products, and does not have any past, current or anticipated future agreements or commercial arrangements with the governments of Iran, Syria or Cuba, and to the best knowledge of the Company, with entities controlled by the governments of Iran, Syria or Cuba, whether through affiliates, subsidiaries, or other direct or indirect arrangements.  For avoidance of doubt, the Company’s contracts with Petrobras, Eni S.p.A, BP and Sonangol for the services referred to above provided for seismic acquisition services in countries other than Iran, Syria and Cuba and the Company did not acquire any business, assets or liabilities from Petroleum Geo-Services in Iran, Syria or Cuba.  The Company’s response is based on a thorough, although not exhaustive, review of its records from January 1, 2008 through June 30, 2011, and is limited to that period.

2.                                      Please discuss the materiality of your contacts with Iran, Syria and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Cuba.

Response:                                        In light of the response to item 1, no additional disclosure appears appropriate.

If this letter does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ William L. Moll, Jr.

William L. Moll, Jr.
Vice President, General Counsel & Secretary

cc:                                 Jennifer Hardy, Esq., Special Counsel

Securities and Exchange Commission

George G. Young III, Esq.

Haynes and Boone, LLP

As requested in the Comment Letter, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GEOKINETICS INC.

By:	/s/ Richard F. Miles
Name:	Richard F. Miles
Title:	President and Chief Executive Officer